================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: APRIL, 2005

                           NORSKE SKOG CANADA LIMITED
                           --------------------------
                              (Name of registrant)


                           16th FLOOR, 250 HOWE STREET
                                   VANCOUVER,
                        BRITISH COLUMBIA, CANADA, V7Y 1J7
                    ----------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F [ ]              Form 40-F [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes [ ]                    No [X]


(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).) 82-_______________


================================================================================

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           NORSKE SKOG CANADA LIMITED



                           By:    /s/ Valerie Seager
                                  -------------------
                           Name:  Valerie Seager
                           Title: Corporate Secretary

Date:  April 27, 2005

                                  EXHIBIT INDEX


Exhibit          Description of Exhibit
-------          ----------------------

1                News release dated April 27, 2005

2                Financial Statements dated April 27, 2005

3                Management's Discussion and Analysis dated April 27, 2005

                                    EXHIBIT 1

                                                                       EXHIBIT 1


                                                              [NORSKE SKOG LOGO]

Norske Skog Canada Limited
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4961

news release                                                       Norske Canada




27 April 2005

MAINTENANCE COSTS, EXCHANGE DAMPEN FIRST QUARTER RESULTS


VANCOUVER (B.C.) - Annual planned maintenance costs and the erosion of earnings due to the strong Canadian dollar resulted in a first quarter net loss at NorskeCanada of $21.8 million ($0.10 per common share) on sales of $462.7 million.

Year-over-year comparison shows an improvement in first quarter 2005 over the same period in 2004 when the company recorded a net loss of $46.3 million ($0.22 per common share) on sales of $454.5 million. However, the net loss in the first quarter compares unfavourably with net earnings of $13.7 million ($0.06 cents per common share) in the previous quarter.

Once again, foreign exchange had a major impact on results. In first quarter 2005, the company posted an after-tax foreign exchange loss of $2.6 million ($0.01 per common share) from the translation of US$ debt, with an operating loss of $10.7 million. In the previous quarter the company posted an after-tax foreign exchange gain of $25.7 million ($0.12 per common share) with an operating loss of $1.1 million. The company recorded $33.6 million in earnings before interest, taxes, depreciation and amortization (EBITDA) this quarter, down from EBITDA of $45.3 million in the fourth quarter of 2004.

Restructuring costs of approximately $6 million from the indefinite curtailment of one paper machine at the Port Alberni mill were also included in first quarter results. The curtailment was announced in late 2004 and took effect this February, displacing 140,000 tonnes of newsprint capacity. Outside of restructuring costs, this is not expected to materially affect the company's 2005 earnings.

While annual maintenance costs and the strong Canadian dollar had a negative effect on results, the first quarter was buoyed by efficiency gains which contributed $12 million toward the company's 2005 target of $80 million in performance improvements.

"The first quarter is a typically slow period for our industry, but market conditions and economic fundamentals are getting stronger and the signs are that this momentum will carry forward to the rest of this year," said Russell J. Horner, President and CEO. "Our specialties business was impressive during a traditionally soft period and our order book is looking good. However, newsprint remains disappointing and we have reduced our exposure to this market as North American consumption continues to slide."

Looking ahead, annual maintenance will be particularly heavy in the second quarter as the balance of planned work on pulp facilities and the majority of scheduled shutdowns for the company's paper facilities are completed.

In addition, the company will continue to drive for performance improvements through cost reductions, efficiency programs and product development to counter the effect of rising energy and fibre costs and the ongoing impact of a strong Canadian dollar.

NorskeCanada is a leading producer of groundwood printing papers in North America. The company also produces market kraft pulp. With five mills employing approximately 3,800 people at sites within 100 miles of each other on the south coast of British Columbia, NorskeCanada has a combined annual capacity of 2.5 million tonnes of product. Norske Skog Canada Limited common shares trade on the Toronto Stock Exchange under the ticker symbol NS. The company is headquartered in Vancouver, BC.

Russell J. Horner, President and CEO and Ralph Leverton, Vice-President, Finance and CFO will hold a telephone conference with financial analysts and institutional investors on Thursday, April 28, 2005 at 11 a.m. EST, 8 a.m. PST to present the company's first quarter results. Media and other interested people can hear the live broadcast by visiting the NorskeCanada website at www.norskecanada.com in the "Investors/Events and Presentations" section or enter http://w.on24.com/r.htm?e=12336&s=1&k=38877157C11234A1D006FA1F0641EA31 in
your web browser.

                                     - 30 -

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to general economic conditions, assessment of market conditions, demand for products, pricing expectations, cash flow, anticipated saving and cost reductions, capacity and capital expenditures. These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.


For more information:

INVESTORS: Ralph Leverton                       MEDIA: Lyn Brown
Vice-President, Finance and CFO                 Director, Corporate Affairs
604-654-4040                                    604-654-4212

                                    EXHIBIT 2

                                                                       EXHIBIT 2




                           NORSKE SKOG CANADA LIMITED

                        CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

                                   (UNAUDITED)

                           NORSKE SKOG CANADA LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS                                        Three months ended
AND RETAINED EARNINGS                                                          March 31,
Unaudited and in millions of dollars,                                  -------------------------
except where otherwise stated                                              2005          2004
---------------------------------------------------------------------------------     ----------

SALES                                                                  $   462.7      $   454.5

OPERATING EXPENSES
  Cost of sales                                                            414.9          434.7
  Selling, general and administrative                                       14.2           12.4
  Amortization                                                              44.3           45.0
                                                                       ----------     ----------
                                                                           473.4          492.1
                                                                       ----------     ----------
OPERATING EARNINGS (LOSS)                                                  (10.7)         (37.6)

FOREIGN EXCHANGE LOSS ON TRANSLATION OF LONG-TERM DEBT                      (3.2)          (6.2)

LOSS ON REPAYMENT OF LONG-TERM DEBT                                           --           (5.2)

OTHER INCOME (EXPENSE), NET                                                  0.9           (0.2)

INTEREST EXPENSE, NET                                                      (18.4)         (19.4)
                                                                       ----------     ----------
EARNINGS (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST           (31.4)         (68.6)
                                                                       ----------     ----------
INCOME TAX EXPENSE (RECOVERY)
  Current                                                                    3.1           (0.6)
  Future                                                                   (12.9)         (21.7)
                                                                       ----------     ----------
                                                                            (9.8)         (22.3)
                                                                       ----------     ----------
NET EARNINGS (LOSS) BEFORE NON-CONTROLLING INTEREST                        (21.6)         (46.3)

NON-CONTROLLING INTEREST (NOTE 2)                                           (0.2)            --
                                                                       ----------     ----------
NET EARNINGS (LOSS)                                                        (21.8)         (46.3)

RETAINED EARNINGS, BEGINNING OF PERIOD                                     124.4          153.0
                                                                       ----------     ----------
RETAINED EARNINGS, END OF PERIOD                                       $   102.6      $   106.7
                                                                       ==========     ==========

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (IN DOLLARS)               $   (0.10)     $   (0.22)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (IN MILLIONS)                   214.6          214.6

                           NORSKE SKOG CANADA LIMITED

CONSOLIDATED BALANCE SHEETS
                                                     MARCH 31,      December 31,
In millions of dollars                                 2005             2004
----------------------------------------------------------------    ------------
                                                    (UNAUDITED)
ASSETS

Current assets
    Cash and cash equivalents                       $     38.0       $     26.0
    Accounts receivable                                  242.3            236.8
    Inventories                                          240.3            258.1
    Prepaids and other                                    17.5             24.6
                                                    ----------       ----------
                                                         538.1            545.5
Property, plant and equipment                          2,196.0          2,172.9
Other assets                                              43.0             27.5
                                                    ----------       ----------
                                                    $  2,777.1       $  2,745.9
                                                    ==========       ==========

LIABILITIES

Current liabilities
    Accounts payable and accrued liabilities        $    279.7       $    285.5

Long-term debt (note 4)                                  884.3            823.6
Other long-term obligations                              228.9            233.6
Future income taxes                                      334.9            332.9
Deferred credits                                          27.5             27.5
                                                    ----------       ----------
                                                       1,755.3          1,703.1
                                                    ----------       ----------

SHAREHOLDERS' EQUITY

Share capital                                            913.6            913.6
Contributed surplus                                        5.6              4.8
Retained earnings                                        102.6            124.4
                                                    ----------       ----------
                                                       1,021.8          1,042.8
                                                    ----------       ----------
                                                    $  2,777.1       $  2,745.9
                                                    ==========       ==========

On behalf of the Board

(signed) "Russell J. Horner"                       (signed) "Thomas S. Chambers"
          Director                                           Director

                           NORSKE SKOG CANADA LIMITED

                                                                       Three months ended
CONSOLIDATED STATEMENTS OF CASH FLOWS                                       March 31,
                                                                    ------------------------
Unaudited and in millions of dollars                                   2005           2004
----------------------------------------------------------------------------        --------
CASH FLOWS PROVIDED (USED) BY

OPERATIONS
Net earnings (loss)                                                 $ (21.8)        $  (46.3)
Items not requiring (providing) cash
    Amortization                                                       44.3             45.0
    Future income taxes                                               (12.9)           (21.7)
    Increase in other long-term obligations                             3.8              5.3
    Foreign exchange loss on translation of long-term debt              3.2              6.2
    Loss on repayment of long-term debt                                  --              5.2
    Non-controlling interest (note 2)                                   0.2               --
    Other                                                               9.2              3.3
                                                                    --------        --------
                                                                       26.0             (3.0)
                                                                    --------        --------

Changes in non-cash working capital
    Accounts receivable                                                (5.5)           (20.9)
    Inventories                                                        17.8             16.5
    Prepaids and other                                                  1.9              2.2
    Accounts payable and accrued liabilities                           (9.0)            32.3
                                                                    --------        --------
                                                                        5.2             30.1
                                                                    --------        --------
Cash flows provided by operations                                      31.2             27.1
                                                                    --------        --------

INVESTING
Additions to property, plant and equipment                            (11.4)           (21.8)
Proceeds from sale of property, plant and equipment                     1.1               --
Increase in other assets                                               (0.7)            (0.1)
                                                                    --------        --------
Cash flows used by investing activities                               (11.0)           (21.9)
                                                                    --------        --------

FINANCING
Decrease in revolving loan                                               --            (12.5)
Issue of long-term debt                                                  --            333.1
Repayment of long-term debt                                              --           (243.3)
Premium and expenses on repayment of long-term debt                      --            (15.0)
Deferred financing costs                                                 --             (6.2)
Decrease in other long-term obligations                                (8.2)            (5.2)
                                                                    --------        --------
Cash flows provided (used) by financing activities                     (8.2)            50.9
                                                                    --------        --------
CASH AND CASH EQUIVALENTS, INCREASE DURING PERIOD                      12.0             56.1
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                         26.0               --
                                                                    --------        --------
CASH AND CASH EQUIVALENTS, END OF PERIOD                            $  38.0         $   56.1
                                                                    ========        ========

SUPPLEMENTAL INFORMATION
Income taxes paid                                                   $   2.0         $    2.2
Net interest paid                                                      18.3             21.0

                           NORSKE SKOG CANADA LIMITED

CONSOLIDATED BUSINESS SEGMENTS
Unaudited and in millions of dollars                  Specialties       Newsprint          Pulp            Total
------------------------------------                  -----------       ---------        -------         ---------
THREE MONTHS ENDED MARCH 31, 2005
   Sales(1)                                            $  250.9         $  133.0         $  78.8         $  462.7
   Amortization                                            24.7             10.8             8.8             44.3
   Operating earnings (loss)                                4.0             (0.9)          (13.8)           (10.7)
   Additions to property, plant and equipment               6.2              2.9             2.3             11.4


THREE MONTHS ENDED MARCH 31, 2004
   Sales(1)                                            $  255.3         $  142.6         $  56.6         $  454.5
   Amortization                                            25.1             13.1             6.8             45.0
   Operating earnings (loss)                               (0.1)            (5.2)          (32.3)           (37.6)
   Additions to property, plant and equipment               4.0              1.1            16.7             21.8



(1) Pulp sales are stated net of inter-segment pulp sales of $23.4 million for the three months ended March 31, 2005 ($41.6 million - three months ended March 31, 2004).

                           NORSKE SKOG CANADA LIMITED


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Unaudited and in millions of dollars, except where otherwise stated


1.    BASIS OF PRESENTATION

      The consolidated financial statements include the accounts of Norske Skog Canada Limited ("the Company" or "NorskeCanada") and from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnership. All inter-company transactions and amounts have been eliminated on consolidation.

      The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements except as described in note 2 below. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements, and therefore should be read in conjunction with the December 31, 2004, audited consolidated financial statements and the notes thereto.

      All dollar amounts referred to in the consolidated financial statements and the notes thereto reflect Canadian dollars unless otherwise stated.


2.    SIGNIFICANT ACCOUNTING POLICIES

      VARIABLE INTEREST ENTITIES

      Effective January 1, 2005, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15") on a prospective basis. AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity ("VIE"). AcG-15 requires that an enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both.

      The adoption of AcG-15 resulted in the consolidation of 100% of Powell River Energy Inc. ("PREI"). PREI commenced operations February 2001, and consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric generating stations that provide power to the Company. The Company purchases 100% of the power generated by PREI. The Company's 50.0% interest in PREI was previously accounted for using the proportionate consolidation method.

      The Company has limited access to PREI's assets, which generally takes the form of interest on loans, management fees and earnings distributions based on the Company's interest in PREI. In addition, creditors of PREI have recourse limited to the assets in PREI. The change in consolidation method does not change the Company's obligations with regard to PREI.

      Upon adoption of AcG-15, the Company measured the assets, liabilities, and non-controlling interest of PREI at their carrying amounts and the consolidation of the additional 50.0% of PREI resulted in the following at January 1, 2005:

             Current assets                                $     2.5
             Property, plant and equipment                      56.9
             Other assets(1)                                    15.7
             Current liabilities                                (3.3)
             Long-term debt                                    (56.9)
             Future income taxes                               (14.9)


(1) "Other assets" includes $16.3 million of non-controlling interest, representing PREI's retained earnings.

      The adoption of AcG-15 is not expected to have a material impact on consolidated net earnings (loss) going forward. The following summarizes the impact the adoption of AcG-15 had on the Company's consolidated statement of earnings in the quarter ended March 31, 2005:

             Cost of sales recovery                        $     2.1
             Amortization expense                               (0.4)
             Interest expense                                   (1.5)
             Income tax expense -- current                      (0.1)
             Income tax recovery -- future                       0.1
             Non-controlling interest                           (0.2)
                                                           ----------
             Net earnings (loss)                           $      --
                                                           ----------

      The Company has identified two other potential VIEs, but has not been able to obtain the financial information necessary to evaluate whether the entities are VIEs, or if the entities are VIEs, whether the Company is the primary beneficiary. The two potential VIEs are private entities and, as such, are unwilling to share financial information with the Company. The potential VIEs are related to each other, and together they provide the Company with warehousing services for a large portion of the Company's paper products. The Company first contracted with these entities in 1999. The amounts paid to these entities are not significant relative to the Company's total freight costs.

                           NORSKE SKOG CANADA LIMITED

Unaudited and in millions of dollars, except where otherwise stated


2.    SIGNIFICANT ACCOUNTING POLICIES ... continued

      The Company has entered into a building lease agreement with one of the potential VIEs whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at March 31, 2005, the value of the mortgage was approximately $14 million. This agreement does not increase the Company's liability beyond the obligation under the building lease.


3.    SEGMENTED INFORMATION

      The Company operates in three business segments:

           Specialties -   Manufacture and sale of groundwood specialty
                           printing paper and kraft paper
           Newsprint   -   Manufacture and sale of newsprint
           Pulp        -   Manufacture and sale of long and short fibre pulps

      The segments are managed separately, and all manufacturing facilities are located in Canada. Inter-segment sales consist of pulp transfers at cost.


4.    LONG-TERM DEBT

      The Company's long-term debt, all of which matures beyond one year is as follows:

                                                                     MARCH 31,      December 31,
                                                                       2005             2004
                                                                     ---------      ------------
      RECOURSE
        Senior notes, 8.625% due June 2011 (US$400.0 million)        $  487.4        $  485.1
        Senior notes, 7.375% due March 2014 (US$250.0 million)          302.4           300.9
                                                                     --------        --------
                                                                        789.8           786.0
        Revolving operating facility of up to $350.0 million
        due July 2007 with interest based on Canadian
        Prime/BA rates or U.S. Base/LIBOR rates                            --              --
                                                                     --------        --------
                                                                        789.8           786.0
                                                                     --------        --------
      NON-RECOURSE (PREI)
        First mortgage bonds, 6.387% due July 2009 (note 2)              75.0            37.6
        Subordinated promissory notes (note 2)                           19.5              --
                                                                     --------        --------
                                                                         94.5            37.6
                                                                     --------        --------
                                                                     $  884.3        $  823.6
                                                                     ========        ========


      Substantially all of the assets of the Company are pledged as security under the $350.0 million revolving operating facility (the "Facility"). Its availability is determined by a borrowing base, calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders' equity above $779.3 million as at March 31, 2005. At March 31, 2005, the Facility was undrawn and after outstanding letters of credit of $22.3 million, $317.3 million was available to the Company. An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility. As at March 31, 2005, no such debt has been incurred.

      At March 31, 2005, the Company is in compliance with the covenants under both its Facility and bond indentures. The Company is subject to restrictions on certain payments, including paying dividends under its senior notes. The main restriction is based on changes in shareholders' equity. With the Company's accumulated losses since 2002, the Company is not currently permitted, under its 8.625% senior note indenture, to pay dividends.

                           NORSKE SKOG CANADA LIMITED

Unaudited and in millions of dollars, except where otherwise stated


5.    EMPLOYEE FUTURE BENEFITS

      The Company maintains pension benefit plans, which include defined benefit and defined contribution segments that are available to all salaried employees and to hourly employees not covered by union pension plans. The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents. For the three months ended March 31, 2005, the Company incurred a total post-retirement benefit cost of $13.2 million (three months ended March 31, 2004 - $14.7 million).


6.    FINANCIAL INSTRUMENTS

      DERIVATIVE FINANCIAL INSTRUMENTS

      The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt. The Company also uses interest rate swaps to manage its net exposure to interest rate changes.


      (a)  REVENUE RISK MANAGEMENT INSTRUMENTS

           Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:


                                                    OPTIONS
                                -----------------------------------------------
                                  PURCHASED OPTIONS           SOLD OPTIONS           FORWARD CONTRACTS
                                ---------------------    ----------------------    ---------------------
                                             AVERAGE                   AVERAGE                   AVERAGE
                                  US$          RATE         US$          RATE         US$          RATE
          TERM                  MILLIONS     C$ / US$     MILLIONS     C$ / US$     MILLIONS     C$ / US$
          ----                  --------     --------     --------     --------     --------     --------
          As at March 31,
            2005
          0 to 12 months         $ 448         1.2573      $  398       1.3359        $   40       1.2285
          13 to 24 months           25         1.2364          25       1.3068            --           --
                                 -----         ------      ------       ------        ------       ------
                                 $ 473         1.2562      $  423       1.3342        $   40       1.2285
                                 =====         ======      ======       ======        ======       ======

          As at December 31,
            2004
          0 to 12 months         $ 422         1.2902      $  362       1.3588        $  49        1.2798
          13 to 24 months           56         1.2882          56       1.3693           --            --
                                 -----         ------      ------       ------        ------       ------
                                 $ 478         1.2900      $  418       1.3602        $  49        1.2798
                                 =====         ======      ======       ======        ======       ======


           Foreign exchange translation gains and losses on the above instruments designated as hedges are recognized concurrently with the hedged revenue in "Sales". At March 31, 2005, all of the above instruments are designated as hedging instruments, except for US$130 million where the associated revenue has been recognized. At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $30.8 million, of which $7.3 million has been recognized and is included in "Sales" and "Prepaids and other".


           At March 31, 2005, no price hedging instruments were outstanding in respect of products sold.

                           NORSKE SKOG CANADA LIMITED

Unaudited and in millions of dollars, except where otherwise stated


      (b)  COST RISK MANAGEMENT INSTRUMENTS

           Oil and gas contracts outstanding were as follows:


                                    OIL CONTRACTS             GAS CONTRACTS
                                --------------------     -----------------------
                                 BARRELS     AVERAGE     GIGAJOULES      AVERAGE
                                ("bbls")      RATE        ("Gj")           RATE
           TERM                  (000's)     US$/bbl     (MILLIONS)       US$/Gj
           ----                 --------     -------     ----------      -------
           As at March 31,
             2005
           0 to 12 months           50       $  11.43        0.7         $  5.27
           13 to 36 months          50          31.55         --              --
                                   ---       --------        ---         -------
                                   100       $  21.49        0.7         $  5.27
                                   ===       ========        ===         =======
           As at December 31,
             2004
           0 to 12 months          125       $  20.85        0.6         $  5.58
           13 to 36 months          80          32.34         --              --
                                   ---       --------        ---         -------
                                   205       $  25.33        0.6         $  5.58
                                   ===       ========        ===         =======

           The above instruments are not designated as hedging instruments for accounting purposes, and are reported under "Prepaids and other" on the balance sheet at their fair value. Settlements and changes in fair value are recognized in "Cost of sales". At period-end swap rates, the net amount the Company would receive to settle these swaps is $5.2 million, all of which has been recognized and is included in "Cost of sales" and "Prepaids and other".


      (c)  LONG-TERM DEBT RISK MANAGEMENT INSTRUMENTS

           The Company is party to forward foreign exchange contracts to acquire U.S. dollars totalling US$115.5 million over a three-year period at rates averaging C$1.5715/US$. These instruments are not designated as hedging instruments for accounting purposes, and are included in "Other long-term obligations" on the balance sheet at their fair value. Settlements and changes in fair value are recognized in "Foreign exchange gain (loss) on translation of long-term debt". At period-end exchange rates, the net amount the Company would pay to settle these contracts is $41.4 million.

      (d)  INTEREST RATE SWAPS

           The Company has entered into fixed-to-floating interest rate swaps on notional US$30 million, under which it will receive a fixed rate receipt of 7.375%, and pay a floating rate of U.S. six month LIBOR plus an average of 2.0%. The swaps mature March 1, 2014, and are cancellable at the counterparties' option between March 1, 2009 and March 1, 2014, for premiums which mirror the call premiums on the 7.375% senior notes. These instruments are designated as fair value hedging instruments, with settlement amounts recognized in interest expense, offsetting the interest expense otherwise incurred. At period-end rates, the net amount the Company would receive to settle these contracts is $0.6 million.


7.    STOCK-BASED COMPENSATION

      The fair-value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                               2005        2004
                                                              ------     -------
      Risk-free interest rate                                   3.7%        3.7%
      Annual dividends per share                                 NIL         nil
      Expected stock price volatility                          37.7%       30.2%
      Expected option life (in years)                            4.0         4.0
      Average fair-value of options granted (in dollars)      $ 1.31     $  1.06


8.    COMPARATIVE FIGURES

      Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.

                                    EXHIBIT 3

                                                                       EXHIBIT 3


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three-month periods ended March 31, 2005, March 31, 2004, and December 31, 2004.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses. EBITDA, as defined, equates to operating earnings (loss) plus amortization. As Canadian Generally Accepted Accounting Principles ("GAAP") do not define a method of calculating EBITDA, the measure as calculated by Norske Skog Canada Limited ("the Company") might not be comparable to similarly titled measures reported by other entities. EBITDA is presented because the Company believes it is a useful indicator of a company's ability to meet debt service and capital expenditure requirements. The Company also interprets EBITDA trends as an indicator of relative operating performance. EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity. Refer to the "Non-GAAP Measures" section for a reconciliation of this non-GAAP measure to net earnings
(loss).

Except for the historical information contained herein, the matters set forth in this report are forward-looking. These include, for example, statements with respect to general economic conditions in the U.S., Canada, and internationally, assessment of market conditions and demand for the Company's products, the outlook for inventories, production and pricing, performance improvements and cost savings, expected cash flows, completion of capital projects, and shifts in industry capacity. These statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements. Such statements reflect management's current views and are based on certain assumptions. They are, by necessity, only estimates of future developments and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

In accordance with industry practice, in this MD&A, the term "ton" or the symbol "ST" refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes, and the term "tonne" or the symbol "MT" refers to a metric tonne.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term "dollars" and the symbols "$" and "CDN$". The term "U.S. dollars" and the symbol "US$" refer to United States dollars.

The information in this report is as at April 27, 2005, which is the date of filing in conjunction with the Company's press release announcing its results for the first quarter of 2005. Disclosure contained in this document is current to that date, unless otherwise stated.

1.0   CORPORATE OVERVIEW AND HIGHLIGHTS

      1.1   First Quarter Overview

            Market conditions for a majority of the Company's products were favourable in the first quarter of 2005 and average transaction prices improved. In addition, the Company commenced its recently announced 2005 performance improvement program. The gains resulting from these market and performance improvements were eroded by the adverse impact on revenue of a stronger Canadian dollar relative to the U.S. dollar, and the planned maintenance shutdown at the Company's Crofton pulp mill.

            U.S. economic growth continued in the first quarter driven by gains in key areas such as consumer spending, job growth, and retail sales. The favourable economic environment combined with higher energy prices and the appreciating Canadian dollar continued to provide support for price increases across most of the Company's paper and pulp products.

            The markets for the Company's specialties products were generally strong in the first quarter of 2005. Total shipments of printing and writing paper were comparable to the prior quarter, despite the first quarter typically being a quieter period. The balance of the fall price increases were secured for both coated and uncoated grades during the first quarter. A further US$60 per ton price increase for coated paper was announced effective March 1, and price increases for the Company's machine-finished ("MF") and soft-calendered ("SC") grades of between US$40 and US$60 per ton were announced for April. Directory demand continued to increase in the first quarter, while demand for kraft paper was stable.

            U.S. consumption of newsprint continued to disappoint in the first quarter, decreasing by 4.6% year over year. Following the pattern of the past few newsprint price increases, the previously announced March 1 price increase of US$35 per tonne was deferred to April 1. The stronger Canadian dollar and mounting cost pressures prompted the Company in February to indefinitely idle 140,000 tonnes of newsprint capacity.

            Global pulp shipments were largely unchanged from the same period in 2004. Strong shipments to North America, as a result of the healthy printing and writing paper demand, offset weakening demand in other areas. Announced price increases for Northern Bleached Softwood Kraft ("NBSK") were achieved in the U.S. market, but only partially successful in Europe. In contrast, Northern Bleached Hardwood Kraft ("NBHK") prices continued to rise due to increased hardwood demand and indefinite hardwood kraft closures at a number of integrated mills.

            In the first quarter of 2005, the Company introduced a new performance improvement initiative aimed at delivering EBITDA improvements of $80 million year over year. Approximately $12 million of improvements were realized in the current quarter. The improvements were primarily from the reduction of higher cost kraft pulp in paper furnish, fibre mix optimization, and grade development and product optimization.

            As previously mentioned, in February the Company indefinitely idled its Port Alberni No.3 paper machine, in response to the prolonged strength of the Canadian dollar and related cost pressures. Curtailment of this machine displaces 140,000 tonnes per year of newsprint, and is not expected to materially impact the Company's earnings in 2005. An estimated 200 employees have been affected by the curtailment of this machine. Restructuring costs related to this curtailment comprised the majority of the $6.7 million in restructuring costs in the first quarter.

      1.2   Selected Financial Information

(In millions of dollars, except where otherwise stated)
--------------------------------------------------------------------------------------------------------------
                                                                   2004                              2005
--------------------------------------------------------------------------------------------------------------
                                              Q1        Q2         Q3          Q4        TOTAL        Q1
--------------------------------------------------------------------------------------------------------------
Sales                                    $   454.5   $ 479.6   $  466.8    $  477.3   $ 1,878.2    $  462.7

Operating earnings (loss)                    (37.6)     (2.6)      10.0        (1.1)      (31.3)      (10.7)

EBITDA(1)                                      7.4      43.8       56.3        45.3       152.8        33.6

Net earnings (loss)                          (46.3)    (24.0)      28.0        13.7       (28.6)      (21.8)

EBITDA margin(1,2)                            1.6%      9.1%      12.1%        9.5%        8.1%        7.3%

Net earnings (loss) per share
 (in dollars)
 - basic and diluted                     $   (0.22)  $ (0.11)   $  0.13    $   0.06   $   (0.13)   $  (0.10)
--------------------------------------------------------------------------------------------------------------
Sales (000 tonnes)

 Specialties                                 274.6     271.6      289.8       279.5     1,115.5       268.4

 Newsprint                                   200.9     193.2      169.3       191.3       754.7       180.7
                                          --------   -------    -------     -------    --------    --------
 Total paper                                 475.5     464.8      459.1       470.8     1,870.2       449.1

 Pulp                                         80.2     104.2       99.4       121.7       405.5       120.2
                                          --------   -------    -------     -------    --------    --------
 Total sales                                 555.7     569.0      558.5       592.5     2,275.7       569.3

Production (000 tonnes)

 Specialties                                 280.1     265.0      298.7       279.3     1,123.1       269.6

 Newsprint                                   197.6     185.0      176.8       198.4       757.8       176.7
                                          --------   -------    -------     -------    --------    --------
 Total paper                                 477.7     450.0      475.5       477.7     1,880.9       446.3

 Pulp                                         70.2     112.6      116.8       121.3       420.9       110.2
                                          --------   -------    -------     -------    --------    --------
 Total production                            547.9     562.6      592.3       599.0     2,301.8       556.5
--------------------------------------------------------------------------------------------------------------
Effective foreign exchange rate C$/US$(3)    1.400     1.395      1.350       1.295       1.359       1.265

Average spot foreign exchange rate
 C$/US$(4)                                   1.318     1.359      1.308       1.220       1.302       1.227

Period-end spot foreign exchange rate
 C$/US$(5)                                   1.311     1.340      1.264       1.204       1.204       1.210
--------------------------------------------------------------------------------------------------------------
Common shares (millions):

 At period end                               214.6     214.6      214.6       214.6       214.6       214.6

 Weighted average                            214.6     214.6      214.6       214.6       214.6       214.6
--------------------------------------------------------------------------------------------------------------

(1) EBITDA is a non-GAAP measure. Refer to the "Non-GAAP Measures" section for further details.

(2)   EBITDA margin is defined as EBITDA as a percentage of sales.

(3) Effective foreign exchange rate represents a blended rate which takes account of the applicable spot rates and the Company's revenue hedging program in the period.

(4) Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

(5) Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

      1.3   Overview of the Business

            The Company's business includes printing papers and market pulp, operating in three business segments:

            Specialties:

            Consists of soft-calendered and machine-finished hi-brite uncoated, lightweight coated, directory, and kraft paper grades. Groundwood specialty paper grades are manufactured on ten paper machines at Crofton, Elk Falls, Port Alberni, and Powell River. The segment has a total annual production capacity of 1,197,000 tonnes.

            Newsprint:

            Produced on five paper machines at Crofton, Elk Falls, and Powell River. The segment has a total annual production capacity of 773,000 tonnes, of which 140,000 tonnes is currently idled.

            Pulp:

            Composed of sawdust-based pulp, manufactured at Elk Falls, and NBSK, manufactured at Crofton. The segment has a total annual production capacity of 498,000 tonnes.

            The Company also operates the largest paper recycling operation in Western Canada, in support of its business segments, with a production capacity of 148,000 air-dried equivalent tonnes of pulp per year, the majority of which is consumed internally.

            The chart below illustrates the Company's principal paper and pulp products, applications, and annual capacity.

                                                     PRODUCT PROFILE
------------------------------------------------------------------------------------------------------------------------------------
                                                SPECIALTY PAPER GRADES                                NEWSPRINT           PULP
------------------------------------------------------------------------------------------------------------------------------------
CATEGORY                     UNCOATED PAPERS
                    ---------------------------------
                        SOFT-           MACHINE-           COATED
                     CALENDERED         FINISHED           PAPER         DIRECTORY     KRAFT PAPER     NEWSPRINT       MARKET PULP
------------------------------------------------------------------------------------------------------------------------------------
BRAND               Electrasoft     Electrabrite       Electracote     Catalyst       Silverliner      Marathon        Elk Prime
                    Electracal      Electrastar                                       Platinumliner                    Crofton
                    Electraprime                                                      Chromiumliner                    NBSK
                                                                                      Bronzeliner
------------------------------------------------------------------------------------------------------------------------------------
BASIS WEIGHT(2)       36.6 - 52          45 - 62        44.4 - 66.6      28 - 40       127 - 250       43 - 48.8           n/a
------------------------------------------------------------------------------------------------------------------------------------
APPLICATIONS        Magazines,      Magazines,         Magazines,      Telephone     Packaging         Newspapers,     Tissue,
                    Supplements,    Supplements,       Catalogues,     books,        applications      Inserts,        Freesheet,
                    Catalogues,     Inserts, Flyers,   Inserts,        Airline                         Flyers,         Specialty
                    Inserts,        Direct mail,       Flyers,         schedules,                      Supplements,    paper,
                    Flyers,         PR and corporate   Direct mail     Catalogues                      Directories,    Whitetop
                    Directories     communication                                                      Timetables      linerboard
                                    books/manuals
------------------------------------------------------------------------------------------------------------------------------------

CAPACITY (TONNES)               476,000(3)               217,000        373,000(3)      131,000        773,000(1,3)      498,000
------------------------------------------------------------------------------------------------------------------------------------
% OF TOTAL
CAPACITY                           20%                       9%            15%            5%                31%            20%
------------------------------------------------------------------------------------------------------------------------------------


(1) Effective February, 2005, the Company indefinitely idled its Port Alberni paper machine No 3. This curtailment effectively reduces the Company's capacity of newsprint a further 140,000 tonnes from the amounts expressed in this table.

(2)   In grams per square metre.

(3) Capacities expressed in this table can vary as the Company is able to switch production between products, particularly newsprint, directory, and uncoated grades.


      1.4   2005 Strategy Update

            The Company's long-term objective is to achieve higher, sustainable earnings and maximize cash flow by strengthening its position as a leading producer of value-added paper and related products.

            In January 2005, the Company commenced its fourth consecutive annual performance improvement program. The 2005 performance improvement program is aimed at generating $80 million in EBITDA improvements across all areas of the Company, year over year. The Company identified improvements in the areas of grade development and product optimization, and cost reduction. During the first quarter ended March 31, 2005, $12 million was realized from these improvements, compared to the average in 2004.

(All amounts pre-tax and in millions of dollars)
--------------------------------------------------------------------------------------------------------
2005 PERFORMANCE IMPROVEMENT                                         2005 GOAL            Q1, 2005
PROGRAM INITIATIVES                                                   (YEAR)            ACHIEVEMENT
--------------------------------------------------------------------------------------------------------
Grade development and product optimization                             $16                 $  2
Chemical usage                                                           4                    1
Energy usage                                                             7                    -
Fibre optimization                                                       9                    2
Freight optimization                                                     6                    1
Kraft usage                                                             13                    3
Productivity improvements                                                9                    -
Other                                                                   16                    3
--------------------------------------------------------------------------------------------------------
TOTAL PERFORMANCE IMPROVEMENT PROGRAM                                  $80                  $12
========================================================================================================


      1.5   Consolidated Results of Operations

            Three Months ended March 31, 2005 compared to Three Months ended December 31, 2004

            Sales:

            Sales in the first quarter of 2005 totalled $462.7 million, down 3.1%, compared to $477.3 million in the previous quarter. Higher average transaction prices across most pulp and paper grades were offset by the negative impact of the stronger Canadian dollar and lower shipments of the Company's paper products. In particular, shipments for newsprint decreased, due to the Company's idling of the Port Alberni No. 3 paper machine in early February.

            Operating earnings (loss):

            The Company recorded an operating loss of $10.7 million for the current quarter, compared to an operating loss of $1.1 million for the previous quarter. The first quarter decline in operating earnings resulted primarily from an $11.7 million decrease in EBITDA (see EBITDA section below).

            EBITDA:

            EBITDA for the current quarter totalled $33.6 million, down $11.7 million from $45.3 million in the previous quarter. This reduction in EBITDA from the previous quarter was primarily attributable to the adverse impact of the stronger Canadian dollar and costs associated with the annual planned maintenance shutdown of the Company's Crofton pulp mill. Higher transaction prices for most paper and pulp grades, combined with performance improvements partially offset these negative factors. In addition, fewer calendar days in the quarter and restructuring costs at the Company's Port Alberni mill also adversely impacted first quarter EBITDA.

            The following table summarizes the key changes in EBITDA from Q4, 2004 to Q1, 2005:

($millions)
-------------------------------------------------------------------------------
Q4, 2004 EBITDA                                                 $   45.3
  Improved paper prices                                              6.6
  Improved pulp prices                                               5.0
  Annual maintenance shutdown at Crofton                            (6.3)
  Impact of stronger Canadian dollar, net of hedging program        (7.9)
  Fewer calendar days in quarter                                    (4.3)
  Restructuring costs                                               (4.0)
  Other, net                                                        (0.8)
-------------------------------------------------------------------------------
Q1, 2005 EBITDA                                                 $   33.6
===============================================================================

            Net earnings (loss):

            Net loss in the current quarter amounted to $21.8 million ($0.10 per common share) compared to net earnings of $13.7 million ($0.06 per common share) in the previous quarter. The net loss for the current period included a $2.6 million ($0.01 per common share) after-tax foreign exchange loss on the translation of U.S. dollar denominated debt, compared to an after-tax gain of $25.7 million ($0.12 per common share) for the previous quarter. The decline in net earnings was primarily attributable to the after-tax foreign exchange loss in the current quarter versus the after-tax foreign exchange gain in the previous quarter and the EBITDA decrease noted above.

            Three Months ended March 31, 2005 compared to Three Months ended March 31, 2004

            Sales:

            Sales for the three months ended March 31, 2005, totalled $462.7 million, up $8.2 million or 1.8%, compared to $454.5 million over the same period in 2004. Improved pulp and paper prices more than offset the adverse impact of the stronger Canadian dollar and decrease in paper shipments.

            Operating earnings (loss):

            The Company recorded an operating loss of $10.7 million for the current quarter, compared to an operating loss of $37.6 million in the same quarter last year. The improvement was mainly related to the $26.2 million improvement in EBITDA (see EBITDA section below).

            EBITDA:

            EBITDA for the current quarter totalled $33.6 million, up $26.2 million from $7.4 million in the same quarter last year. This increase in EBITDA was primarily attributable to a combination of higher transaction prices, performance improvement benefits, the absence of the Elk Falls rationalization project which occurred in the same period last year, and lower costs associated with the Company's annual shutdown of pulp digesters at Crofton. The stronger Canadian dollar and higher restructuring costs somewhat mitigated these positive factors.

            The following table summarizes the key changes in EBITDA from Q1, 2004 to Q1, 2005:

 ($millions)
-------------------------------------------------------------------------------
Q1, 2004 EBITDA                                                     $   7.4
  Improved paper prices                                                36.2
  Improved pulp prices                                                  2.4
  Absence of Elk Falls rationalization                                 19.9
  Annual maintenance shutdown at Crofton                                3.4
  Impact of stronger Canadian dollar, net of hedging program          (39.1)
  Restructuring costs                                                  (6.3)
  Other, net                                                            9.7
-------------------------------------------------------------------------------
Q1, 2005 EBITDA                                                     $  33.6
===============================================================================

            Net earnings (loss):

            Net loss in the current quarter amounted to $21.8 million ($0.10 per common share) compared to net loss of $46.3 million ($0.22 per common share) for the same quarter last year. The net loss for the current period included a $2.6 million ($0.01 per common share) after-tax foreign exchange loss on the translation of U.S. dollar denominated debt, compared to an after-tax loss of $5.1 million ($0.02 per common share) for the same period in 2004. The improvement in net earnings was primarily attributable to the EBITDA increase noted above.

2.0   SEGMENTED RESULTS OF OPERATIONS

      2.1   Specialties

            Selected Financial Information

 (In millions of dollars, except where otherwise stated)
-------------------------------------------------------------------------------------------------------------
                                                                 2004                               2005
-------------------------------------------------------------------------------------------------------------
                                          Q1         Q2         Q3           Q4         TOTAL        Q1
-------------------------------------------------------------------------------------------------------------
Sales                                  $  255.3   $  253.8   $  270.1    $  258.0     $ 1,037.2    $ 250.9
EBITDA(3)                                  25.0       16.0       31.0        31.4         103.4       28.7
Operating earnings (loss)                  (0.1)      (8.8)       4.5         6.3           1.9        4.0
EBITDA margin                              9.8%       6.3%      11.5%       12.2%         10.0%      11.4%

Sales (000 tonnes)                        274.6      271.6      289.8       279.5       1,115.5      268.4
Production (000 tonnes)                   280.1      265.0      298.7       279.3       1,123.1      269.6

Average sales revenue per tonne        $    930   $    934   $    932    $    923     $     930    $   935
Average cash costs per tonne(1)             839        874        825         811           837        828
SC-A, 35 lb. (US$/ton)(2)                   695        695        730         730           713        745
LWC paper, No. 5, 40 lb. (US$/ton)(2)       695        695        737         775           726        790
Telephone directory paper, 22.1 lb.
 (US$/ton)(2)                               650        650        650         650           650        675
-------------------------------------------------------------------------------------------------------------

(1) Average cash costs per tonne for these purposes consist of cost of sales and selling, general and administrative ("SG&A") costs.

(2)   Benchmark prices are sourced from Resource Information Systems, Inc.
      ("RISI").

(3) EBITDA is a non-GAAP measure. Refer to the "Non-GAAP Measures" section for further details.


      2.1.1 Segment Overview

            Specialty paper markets generally remained tight in the first quarter of 2005. Contrary to what is typically a slower period, customer demand, particularly in the Western U.S. was strong. For lightweight coated ("LWC") grades, the Company announced a March 1 price increase of US$60 per ton, part of which, in line with previous increases, will be recognized over several months due to the contractual nature of a significant component of the coated paper business. Compared to the same period a year ago, average benchmark prices for lightweight coated paper were up approximately US$95 per ton, or 13.7%.

            Demand for uncoated paper continued to be strong in the first quarter and key North American producers announced April 1 price increases of between US$40 and US$60 per ton for SC and MF hi-brite grades. Kraft paper markets remain stable; a US$30 per ton price increase for the Company's whitetop linerboard has been announced by several producers. Directory paper demand increased slightly over the same period last year and contract prices for 2005 are up 3-4% from 2004 levels.

      2.1.2 Operational Performance

            Three months ended March 31, 2005 compared to Three Months ended December 31, 2004

            The specialties business recorded operating earnings of $4.0 million on sales of $250.9 million in the current quarter, compared to operating earnings of $6.3 million on sales of $258.0 million in the previous quarter. EBITDA for the current quarter was $28.7 million, a $2.7 million decrease from $31.4 million recorded in the previous quarter.

            Sales volume of 268,400 tonnes in the current quarter decreased 11,100 tonnes, or 4.0%, from the previous quarter, primarily as a result of lower directory volumes. These were partly offset by the Company's continued growth in its uncoated specialty grades.

            Average sales revenue in the current quarter of $935 per tonne increased $12 per tonne from the previous quarter. Higher transaction prices across most specialty paper grades, particularly LWC grades, and, to a lesser extent, a higher-value customer mix, more than offset the adverse impact of the strengthening Canadian dollar.

            Average cash costs in the current year were $828 per tonne, an increase of $17 per tonne from the previous quarter. Higher unit costs associated with the idling of the Company's Port Alberni No.3 paper machine, higher fibre prices, and regulated electricity costs, were partially offset by savings from performance improvements and lower planned maintenance spending. Restructuring costs related to the idling of the Port Alberni No.3 paper machine have been included in the newsprint segment operating results.

            Three months ended March 31, 2005 compared to Three Months ended March 31, 2004

            The specialties business recorded current quarter operating earnings of $4.0 million on sales of $250.9 million, compared to an operating loss of $0.1 million on sales of $255.3 million for the same quarter last year. EBITDA of $28.7 million for the current quarter was $3.7 million higher than the $25.0 million recorded in the same quarter last year.

            Sales volume of 268,400 tonnes in the current quarter decreased 6,200 tonnes, or 2.3%, from the same quarter last year.

            Average sales revenue in the current quarter of $935 per tonne increased $5 per tonne compared to the same quarter last year. Higher transaction prices across all specialty paper grades, particularly LWC grades, and, to a lesser extent, a higher-value customer mix more than offset the adverse impact of the strengthening Canadian dollar.

            Average cash costs in the current year were $828 per tonne, an improvement of $11 per tonne compared to the same quarter last year. Savings from the performance improvements more than offset the impact of increased regulated electricity and chemical costs. Restructuring costs related to the idling of the Port Alberni No. 3 paper machine have been included in the newsprint segment operating results.

      2.2   Newsprint

            Selected Financial Information

(In millions of dollars, except where otherwise stated)
---------------------------------------------------------------------------------------------------------------
                                                            2004                                     2005
---------------------------------------------------------------------------------------------------------------
                                         Q1          Q2          Q3          Q4          TOTAL        Q1
---------------------------------------------------------------------------------------------------------------
Sales                                $  142.6    $  143.0    $  125.0    $   142.5    $   553.1    $  133.0
EBITDA(3)                                 7.9        10.6        11.8         14.9         45.2         9.9
Operating earnings (loss)                (5.2)       (2.1)        0.3          2.7         (4.3)       (0.9)
EBITDA margin                             5.5%        7.4%        9.4%        10.5%         8.2%        7.4%

Sales (000 tonnes)                      200.9       193.2       169.3        191.3        754.7       180.7
Production (000 tonnes)                 197.6       185.0       176.8        198.4        757.8       176.7

Average sales revenue per tonne      $    710    $    740    $    738    $     745    $     733    $    736
Average cash costs per tonne(1)           670         685         668          666          673         682
Newsprint 48.8 gsm, West Coast
  delivery (US$ per tonne)(2)             520         545         547          567          544         571
---------------------------------------------------------------------------------------------------------------

(1) Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

(2)   Benchmark prices are sourced from RISI.

(3) EBITDA is a non-GAAP measure. Refer to the "Non-GAAP Measures" section for further details.

      2.2.1 Segment Overview

            There was little evidence in the first quarter that the newsprint market will improve in the near term with North American consumption levels continuing to decline. Following the pattern of previous increases, the US$35 price increase announced for March 1 was deferred to April 1. Despite market pressures due to lower consumption, average newsprint benchmark prices in the first quarter were up by approximately US$51 per tonne, or 9.8%, compared to the same period a year ago.

            As previously discussed, the Company curtailed 140,000 tonnes of newsprint capacity in February 2005. The closure is expected to allow the Company to optimize the profitability of its newsprint business.

      2.2.2 Operational Performance

            Three months ended March 31, 2005 compared to Three Months ended December 31, 2004

            The newsprint business recorded an operating loss of $0.9 million on sales of $133.0 million in the current quarter, compared to operating earnings of $2.7 million on sales of $142.5 million in the previous quarter. EBITDA for the current quarter was $9.9 million, a $5.0 million decrease from $14.9 million recorded in the previous quarter.

            Sales volume of 180,700 tonnes in the current quarter decreased 10,600 tonnes, or 5.5%, from the previous quarter, due primarily to the idling of the Company's Port Alberni No.3 paper machine, which effectively curtailed newsprint capacity.

            Average sales revenue in the current quarter of $736 per tonne was $9 per tonne lower than the previous quarter as higher transaction prices were more than offset by the strengthening Canadian dollar.

            Average cash costs in the current quarter of $682 per tonne were $16 higher than the previous quarter. Higher fibre prices, regulated electricity costs, and restructuring costs associated with the previously discussed curtailment of Port Alberni No.3 paper machine were the primary drivers of the increase. Savings from the performance improvements and lower planned maintenance spending in the current quarter somewhat mitigated the above factors.

            Three months ended March 31, 2005 compared to Three Months ended March 31, 2004

            The newsprint business recorded an operating loss of $0.9 million on sales of $133.0 million for the current quarter, compared to an operating loss of $5.2 million on sales of $142.6 million for the same quarter last year. Current quarter EBITDA of $9.9 million was up $2.0 million from EBITDA of $7.9 million recorded for the same quarter last year.

            Sales volume of 180,700 tonnes in the current quarter decreased 20,200 tonnes, or 10.1%, from the same quarter last year, due primarily to the idling of the Company's Port Alberni No. 3 paper machine, which effectively curtailed newsprint capacity.

            Average sales revenue in the current quarter of $736 per tonne increased $26 per tonne from the same quarter last year. Higher transaction prices and, to a lesser extent, a higher-value customer and grade mix, more than offset the adverse impact of the strengthening Canadian dollar.

            Average cash costs in the current quarter were $682 per tonne, an increase of $12 per tonne from the same quarter last year. Savings realized from performance improvement initiatives and lower fibre prices were more than offset by increased restructuring, and regulated electricity costs.

      2.3   Pulp

            Selected Financial Information

(In millions of dollars, except where otherwise stated)
-----------------------------------------------------------------------------------------------------------
                                                           2004                                    2005
-----------------------------------------------------------------------------------------------------------
                                        Q1           Q2          Q3           Q4        TOTAL       Q1
-----------------------------------------------------------------------------------------------------------
Sales                                $   56.6    $   82.8     $  71.7     $   76.8    $  287.9   $   78.8
EBITDA(3)                               (25.5)       17.2        13.5         (1.0)        4.2       (5.0)
Operating earnings (loss)               (32.3)        8.3         5.2        (10.1)      (28.9)     (13.8)
EBITDA margin                           (45.1%)      20.8%       18.8%        (1.3%)       1.5%      (6.3%)

Sales (000 tonnes)                       80.2       104.2        99.4        121.7       405.5      120.2
Production (000 tonnes)                  70.2       112.6       116.8        121.3       420.9      110.2

Average sales revenue per tonne      $    707    $    794     $   721     $    631    $    710   $    655
Average cash costs per tonne(1)         1,025         630         586          639         699        697
NBSK pulp, Northern Europe
  delivery (US$ per tonne)(2)             590         647         633          602         618        640
-----------------------------------------------------------------------------------------------------------

(1) Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

(2)   Benchmark prices are sourced from RISI.

(3) EBITDA is a non-GAAP measure. Refer to the "Non-GAAP Measures" section for further details.

      2.3.1 Segment Overview

            Upward pricing momentum in the pulp markets slowed somewhat during the first quarter of 2005, with North American markets remaining relatively tight, but Asian markets lagging. Global shipments of 9.4 million tonnes year to date were largely unchanged from the same period in 2004. North American shipments were up 19% year to date offsetting lower shipments to Europe and China.

            Pulp prices remained relatively strong with average NBSK benchmark prices up approximately US$50 per tonne, or 8.5%, versus the same period a year ago.

            Capital projects resulting in capacity improvements at Crofton were completed in January 2005. These will lead to an annual increase in long-fibre pulp production capacity of approximately 21,000 tonnes.

      2.3.2 Operational Performance

            Three months ended March 31, 2005 compared to Three Months ended December 31, 2004

            The pulp business recorded an operating loss of $13.8 million on sales of $78.8 million in the current quarter, compared to an operating loss of $10.1 million on sales of $76.8 million in the previous quarter. Negative EBITDA of $5.0 million in the current quarter declined $4.0 million from the previous quarter.

            Sales volume of 120,200 tonnes in the current quarter was in line with the previous quarter.

            Average sales revenue in the current quarter of $655 per tonne increased $24 per tonne from the previous quarter, as higher transaction prices in the quarter were partially offset by the adverse impact of the strengthening Canadian dollar.

            Average cash costs in the current quarter were $697 per tonne, an increase of $58 per tonne from the previous quarter. The cost increase primarily reflected the annual maintenance shutdown of pulp digesters at Crofton.

            Three months ended March 31, 2005 compared to Three Months ended March 31, 2004

            The pulp business recorded an operating loss of $13.8 million on sales of $78.8 million in the current quarter. This compares to the same quarter last year when the business recorded an operating loss of $32.3 million on sales of $56.6 million. Negative EBITDA of $5.0 million was an improvement of

            $20.5 million from negative EBITDA of $25.5 million recorded for the same quarter last year.

            Sales volume of 120,200 tonnes in the current quarter increased 40,000 tonnes, or 49.9%, from the same quarter last year, primarily reflecting the absence of the Elk Falls kraft mill rationalization, which occurred in the first quarter of 2004.

            Average sales revenue in the current quarter of $655 per tonne decreased $52 per tonne from the same quarter last year. Higher transaction prices were more than offset by the adverse impact of the strengthening Canadian dollar.

            Average cash costs in the current quarter were $697 per tonne, a decrease of $328 per tonne from the same quarter last year, due primarily to the absence of the Elk Falls rationalization project, lower costs associated with the timing of annual planned maintenance shutdowns in the current quarter, and lower fibre and steam costs.

      3.0   LIQUIDITY AND CAPITAL RESOURCES

            Selected Financial Information

(In millions of dollars, except where otherwise stated)
---------------------------------------------------------------------------------------------------------------------
                                                                          2004                              2005
                                                 --------------------------------------------------------------------
                                                      Q1         Q2         Q3         Q4        TOTAL       Q1
---------------------------------------------------------------------------------------------------------------------
Cash provided (used) by operations (before
 changes in non-cash working capital)              $  (3.0)   $  24.2    $  33.2    $  34.5    $  88.9    $  26.0
Changes in non-cash working capital                   30.1      (16.5)     (53.1)      15.1      (24.4)       5.2
---------------------------------------------------------------------------------------------------------------------
Cash provided (used) by operations                    27.1        7.7      (19.9)      49.6       64.5       31.2
Cash flows provided (used) by investing
   activities                                        (21.9)     (15.7)      15.9      (20.1)     (41.8)     (11.0)
Cash flows provided (used) by financing
   activities                                         50.9      (30.0)      (9.9)      (7.7)       3.3       (8.2)

Capital spending                                      21.8       16.1       10.1       20.0       68.0       11.4
Amortization                                          45.0       46.4       46.3       46.4      184.1       44.3
Capital spending as % of amortization                  48%         35%        22%        43%        37%        26%

Total debt to total capitalization (1)(2)              47%         48%        46%        44%        44%        46%
Net debt to net capitalization (3)(4)                  46%         47%        46%        43%        43%        45%
---------------------------------------------------------------------------------------------------------------------

(1)      Total debt comprises long-term debt, including current portion.

(2)      Total capitalization comprises total debt and shareholders' equity.

(3)      Net debt comprises total debt, less cash on hand.

(4)      Net capitalization comprises net debt and shareholders' equity.

      The Company's principal cash requirements are for working capital, capital expenditures, and interest payments on the Company's debt. Cash flows are funded almost entirely through operations and where necessary, through the revolving operating facility. If necessary, liquidity requirements may be funded through the issuance of debt, equity, or both. Access to current and alternative sources of financing at competitive cost is dependent upon the Company's credit ratings and capital market conditions. The Company believes that the cash flow from operations and the revolving operating facility will be sufficient to meet the Company's anticipated capital expenditures and debt repayment obligations in the near and intermediate term.

      3.1   Operating Activities

            Cash flow provided from operating activities in the current quarter was $31.2 million, a decrease of $18.4 million from the previous quarter and an increase of $4.1 million from the same quarter last year. The decrease of $18.4 million from the previous quarter was primarily attributed to the decrease in EBITDA and lower net working capital inflows. The operating cash flow increase of $4.1 million from the same quarter last year was mainly due to the improvement in EBITDA, which was mostly offset by lower net working capital inflows.

      3.2   Investing Activities

            Cash flow used for investing activities in the current quarter primarily related to capital spending which totalled $11.4 million, a decrease of $10.4 million from the same quarter last year. The decrease was primarily related to the upgrade of the Company's Elk Falls No. 2 recovery boiler, for which the majority of the work was completed in the first quarter of 2004. Compared to the previous quarter, capital spending decreased by $8.6 million and consisted of smaller scale capital projects.

            Primarily as a result of the idling of the Port Alberni No.3 paper machine, the Company modified its 2005 capital plan. Capital expenditures are now expected to be between $100 and $110 million for the year.

      3.3   Financing Activities

            Cash flow used by financing activities was $8.2 million in the current quarter, compared to cash flow used of $7.7 million in the previous quarter and cash flow provided of $50.9 million in the same quarter last year. The primary reason for the decrease from the previous year was the refinancing of the US$200 million 10% senior notes in March 2004.

      3.3.1 Debt

            As of March 31, 2005, the borrowing base on the Company's $350.0 million revolving operating facility was $339.6 million. After outstanding letters of credit of $22.3 million, $317.3 million was available at the end of the quarter. Total long-term debt outstanding as at March 31, 2005, was $884.3 million. The Company's net debt to net capitalization ratio as of March 31, 2005, was 45% compared to 43% in the previous quarter.

            The Company is in compliance with the covenants under its revolving operating facility and bond indentures. However, the Company is subject to restrictions on certain payments under its senior notes, including dividend payments. The main restriction is based on changes in shareholders' equity. With the Company's accumulated losses since 2002, the Company is not currently permitted to pay dividends.

      3.3.2 Financial Instruments

            In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues, which are predominately in U.S. dollars, energy costs, and long-term debt. In accordance with its foreign exchange risk management program, the Company manages its exposure to these risks through the use of financial instruments. The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes. The Company does not enter into financial instruments for speculative purposes.

            Revenue Risk Management Instruments

            In respect of revenues, the Company uses foreign currency options and forward contracts outstanding to sell U.S. dollars. At March 31, 2005, 75% of the contracts are designated as hedging instruments and the resulting foreign exchange translation gains and losses are recognized concurrently with the hedged revenue in "Sales". At period end exchange rates, the net amount the Company would receive to settle the foreign currency options and forward contracts is $30.8 million, of which $7.3 million, associated with the non-hedging instruments, is included in "Sales" and "Prepaids and other". The hedging program improved the Company's sales value by $9 million in the first quarter of 2005.

            Long-term Debt Risk Management Instruments

            In respect of long-term debt, the Company is party to US$115.5 million in forward foreign exchange contracts to acquire U.S. dollars. These instruments are not designated as hedging instruments for accounting purposes, and are included in "Other long-term obligations" on the balance sheet at their fair value. Settlements and changes in fair value are recognized in earnings as "Foreign exchange gain (loss) on translation of long-term debt". At period-end exchange rates, the net amount the Company would pay to settle these contracts is $41.4 million.

            Cost Risk Management Instruments

            To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company's oil and gas exposure. The contracts are not designated as hedging instruments for accounting purposes and are reported as "Prepaids and other" on the balance sheet at their fair value. Settlements and changes in fair value are recognized in "Cost of sales". At period-end contract rates, the net amount the Company would receive to settle these contracts is $5.2 million, all of which is included in "Cost of sales" and "Prepaids and other".

            Interest Rate Swaps

            The Company occasionally uses interest rate swap contracts on certain debt to manage its net exposure to interest rate changes. At March 31, 2005, the Company has pay-floating, receive-fixed interest rate swap contracts for notional $30 million. At period-end rates, the net amount the Company would receive to settle these contracts is $0.6 million.

4.0   RELATED PARTY TRANSACTIONS

      The Company's related parties include Norske Skogindustrier ("Norske Skog"), a significant shareholder, together with its subsidiaries and affiliates, and Norske Skog North America LLC ("NSNALLC"), a joint venture between Norske Skog and NorskeCanada. Transactions during the first quarter were in accordance with normal third party trade practices and remain substantially unchanged from those reported in the 2004 annual MD&A.

5.0   OFF-BALANCE SHEET ARRANGEMENTS

      5.1   Financial Instruments

            The Company has ongoing programs with respect to financial instruments, for which the Company has elected to designate some as hedging instruments. The fair value of the following designated hedging instruments is not recorded in the financial statements.

            o Revenues - Foreign currency options and forward contracts to sell US$383 million to major financial institutions.

            o Interest Rates - Fixed to floating interest rate swaps with a major financial institution on notional US$30 million. The Company will receive a fixed rate of 7.375%, and pay a floating rate averaging LIBOR plus 2.0%.

            Refer to the financial instruments discussion within the "Liquidity and Capital Resources" section for further discussion of financial instruments.

      5.2   Guarantees

            The Company has provided certain guarantees with regards to its business dispositions, loans, and recycling plant acquisition. The description of these guarantees and their impact on the Company's results of operations and financial position for the year ended December 31, 2004, can be found on pages 45 and 46 of the Company's 2004 Annual Report. These have not changed materially since December 31, 2004.

6.0   CONTRACTUAL OBLIGATIONS

      In the normal course of business, the Company enters into certain contractual obligations related to long-term debt, and capital and operating leases. The summary of the Company's obligations as at December 31, 2004, can be found on page 46 of the 2004 Annual Report. During the quarter, there were no material changes in the contractual obligations that are outside the ordinary course of the Company's business.

7.0   SUMMARY OF QUARTERLY RESULTS

      The following table highlights selected financial information for the eight consecutive quarters ending March 31, 2005.

(In millions of dollars,
 except where otherwise stated)            2003                                 2004                     2005
----------------------------------------------------------------------------------------------------------------
                                 Q2         Q3         Q4         Q1        Q2         Q3        Q4      Q1
----------------------------------------------------------------------------------------------------------------
Sales(1)                      $ 440.5    $ 473.7   $  460.8    $ 454.5   $ 479.6   $ 466.8    $ 477.3   $ 462.7
Net earnings (loss)             (18.3)     (28.1)     (13.3)     (46.3)    (24.0)     28.0       13.7     (21.8)
Net earnings (loss) per
  share (in dollars) -
  basic and diluted           $ (0.09)   $ (0.14)  $  (0.06)   $ (0.22)  $ (0.11)  $  0.13    $  0.06   $ (0.10)
----------------------------------------------------------------------------------------------------------------

(1) 2003 Comparative figures have been restated to reflect the reclassification of distribution costs to cost of sales.


8.0   NON-GAAP MEASURES

      The following measure included in this report does not have a standardized meaning under Canadian GAAP:

      EBITDA (earnings before interest, income taxes, depreciation and amortization, and before other non-operating income and expenses), as defined, equates to operating earnings (loss) plus amortization. The Company focuses on EBITDA as this measure enables comparison of the Company's results between periods without regard to debt service, income taxes and capital expenditure requirements. As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company's performance. This measure should not be considered by an investor as an alternative to net income, an indicator of the financial performance of the Company or an alternative to cash flows as a measure of liquidity.

      As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other companies.

      Although EBITDA is a non-GAAP measure, the Company believes it is a useful indicator of operating performance. Consequently, the following table reconciles the Company's EBITDA to net earnings (loss):

(In millions of dollars)                 2003                               2004                        2005
---------------------------------------------------------------------------------------------------------------
                                Q2        Q3         Q4          Q1         Q2        Q3       Q4        Q1
---------------------------------------------------------------------------------------------------------------
EBITDA                     $   9.6    $  26.1    $  30.8     $   7.4    $  43.8   $  56.3   $  45.3   $  33.6
Amortization                 (48.0)     (47.4)     (47.2)      (45.0)     (46.4)    (46.3)    (46.4)    (44.3)
Foreign exchange gain
 (loss) on translation of
 long-term debt               23.7        0.7       18.3        (6.2)     (13.0)     41.5      31.2      (3.2)
Write-down of property,
 plant and equipment             -          -      (14.2)          -          -         -         -         -
Loss on repayment of
 long-term debt                  -          -          -        (5.2)         -         -         -         -
Other income (expense),
 net                          (0.3)      (1.3)      (2.6)       (0.2)       2.4      (0.1)     (0.9)      0.9
Interest expense, net        (17.6)     (20.0)     (20.1)      (19.4)     (19.5)    (18.8)    (17.2)    (18.4)
Income tax (expense)
 recovery                     14.3       13.8       21.7        22.3        8.7      (4.6)      1.7       9.8
Non-controlling interest         -          -          -           -          -         -         -      (0.2)
---------------------------------------------------------------------------------------------------------------
Net earnings (loss)        $ (18.3)   $ (28.1)   $ (13.3)    $ (46.3)   $ (24.0)  $  28.0    $ 13.7   $ (21.8)
---------------------------------------------------------------------------------------------------------------


9.0   CRITICAL ACCOUNTING ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

      On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad/doubtful accounts, and income taxes based upon currently available information. Actual results could differ from those estimates. The discussion on the accounting policies that require managements' most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 47 to 50 of the 2004 Annual Report. These have not materially changed since December 31, 2004.

10.0  CHANGES IN ACCOUNTING POLICIES

      Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG-15")

      Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") pronouncement AcG-15 on a prospective basis. AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity ("VIE"). AcG-15 requires that an enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both.

      The adoption of AcG-15 resulted in the consolidation of 100% of Powell River Energy Inc. ("PREI"). PREI commenced operations February 2001, and consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric generating stations, that provide power to the Company. The Company purchases 100% of the power generated by PREI. The Company's 50.0% interest in PREI was previously accounted for using the proportionate consolidation method. The adoption of this new standard increased the Company's EBITDA by $2.1 million and had no impact on net earnings for the three months ended March 31, 2005.

11.0  IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

      In April 2005, the CICA issued the following new accounting standards that impact the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income.

      1. Section 1530, "Comprehensive Income" defines and establishes the reporting requirements for comprehensive income.

      2. Section 3251, "Equity" replaces Section 3250, "Surplus", and establishes standards for the presentation of changes in equity.

      3. Section 3855, "Financial Instruments - Recognition and Measurement" establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

      4. Section 3861, "Financial Instruments - Disclosure and Presentation" replaces Section 3860, "Financial Instruments - Disclosure and Presentation", and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

      5. Section 3865, "Hedges" establishes the standards for when and how hedge accounting may be applied.

      The new sections are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Early adoption is permitted, but only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is currently in the process of evaluating the impact of the new accounting standards on the Company's financial position, results of operations and cash flows.

12.0  RISKS AND UNCERTAINTIES

      The Company produces and markets pulp and paper products that are sold globally. The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers. However, like most companies in the forest products industry in North America, NorskeCanada faces business risks and uncertainties. These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies', trade barriers and Aboriginal land claims.

      In order to address these risks and effectively manage them, the Company's management has developed a vision for risk management and its interrelationships with NorskeCanada's strategic plan. Management provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk management function include developing a common framework for understanding what constitute principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

      A discussion of the principal uncertainties to which the Company is subject follows.

      Product Prices

      The Company's markets are commodity-based and cyclical in nature. Markets for the principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices. Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income. The Company's earnings are sensitive to price changes for its principal products, with the effect of price changes on newsprint and specialty grades being the greatest. There is evidence to suggest


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      the newsprint market is mature as declines in U.S. consumption have occurred in each of the last eight quarters on a year-over-year basis. The Company believes it remains well positioned to mitigate the impact of this decline should it become permanent.

      Global Competition

      Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price. A majority of the Company's production is directed to markets outside Canada, where Canadian producers generally compete with American, European, and Asian producers. Many of the Company's competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company's competitors are lower cost producers than the mills the Company operates. To stay competitive the Company is focused on improving productivity and reducing costs.

      International Sales

      A significant portion of the Company's sales are outside Canada and the United States, and therefore the Company faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets, and fluctuations in foreign currencies.

      Under the terms of agency and distribution agreements with affiliates of Norske Skogindustrier ASA, a significant shareholder, either party on six months notice may terminate each of these contracts. If any of these contracts are terminated, the Company will be required to replace the sales agent or distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

      Foreign Exchange

      The Company's profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most sales are denominated. Fluctuations in foreign currencies affect the Company's competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company's competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries. The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% senior notes.

      Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in


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

      foreign currencies and U.S. dollar denominated debt. The Company's hedging policy for revenues includes 33% to 67% of 12-month and 0% to 25% for 13 to 24 months U.S. dollar net exposure. The Company considers its U.S. dollar revenues to largely act as a hedge of its U.S. dollar denominated debt. The revenue hedge program mitigates the impact of any rapid movements in currency by 40% to 50% over the near term.

      Fibre Supply

      Since the Company has no significant timber holdings, operations are dependent on the supply of wood fibre from third parties, over half of which is provided by five suppliers. The Company's fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by suppliers or the Company for market or other reasons.

      Long-term contracts with third parties are conducted at market prices or at prices determined under market-based formulas and represent approximately 70% of the Company's pulp and paper mills' fibre requirements. Should the Company cease to be supplied with wood fibre under existing contracts, alternative sources of fibre at acceptable prices may not be readily available.

      In addition, government regulations and aboriginal issues may also lower the supply of wood fibre. The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply. Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by the Company's suppliers are situated. Although the renewal of forest tenures held by the Company's suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

      The Company is also a large consumer of old newspapers and magazines. The 2003 acquisition of Western Canada's largest paper recycling facility has enabled the Company to secure 100% of its recycled fibre needs from the internal recovery network. While the supply remains reliable, the pricing is determined by the market and is subject to variability.

      Aboriginal Claims

      The Company's ability to operate its manufacturing facilities will also be affected by aboriginal groups' claims of aboriginal title and rights. The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations. In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by filing a claim in the Supreme Court of British Columbia. While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, no other steps have yet been taken against the Company in the proceeding. Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

      Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions may affect aboriginal groups' rights or title. This duty of consultation and accommodation may affect the Company's ability to obtain or amend necessary regulatory permits on a timely basis.

      Energy Costs

      The Company is a significant consumer of electrical power and fossil fuels. The majority of the Company's fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors.

      A portion of the Company's exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply contracts, under a Board-approved energy program. The Company's energy hedging policy is restricted to 20-70% of the net exposure for oil and gas.

      The Government of British Columbia regulates the Company's electricity supply contracts and, although there have been no fluctuations in the terms of the contracts, future changes could have a significant impact on the Company's earnings. In November 2004, the Province's electricity regulator, the BC Utilities Commission, approved a 4.85% rate increase effective April 1, 2004, with an additional 0.3% to be applied commencing April 1, 2005. The April 1, 2005 rate increase is not expected to have a material impact on the Company's net earnings.

      Legal Proceedings

      In the ordinary course of business, the Company occasionally will become party to legal proceedings, generally related to contract disputes and employment law. As at March 31, 2005, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

      The Company and certain of its affiliates have been named, together with a number of other paper producers, in United States class action lawsuits alleging an ongoing conspiracy to fix prices of magazine and other publication papers. These suits have been triggered by a European Commission investigation into possible anti-competitive practices by certain European paper producers. The Company believes there is no merit to the lawsuits but will nevertheless incur related costs to defend itself.

      Prior Period Losses

      The Company recorded a net loss in the current quarter and in each of the eleven quarters up to and including the quarter ended June 30, 2004. These losses have arisen primarily as a result of adverse market conditions. Should market conditions deteriorate again to a greater extent, the Company may, over time, need to rely to a greater extent on its revolving operating facility and, if necessary, additional sources of funding.

      Debt

      The Company has a significant amount of debt, and debt agreements contain various restrictive and financial covenants. The Company's ability to pay interest on, and to satisfy, its debt obligations will depend upon the Company's future operating performance and its ability to obtain additional debt or equity financing, when necessary. Prevailing economic conditions and financial, business, and other factors beyond the Company's control may affect its ability to make these payments. In addition, the Company's debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations. Should market conditions deteriorate, the Company may, over time, have to rely to a greater extent on its revolving operating loan and, if necessary, additional sources of funding.

      Environmental Regulation

      The Company's operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management. The costs of compliance with such laws and regulations can be significant. The Company continually monitors its environmental performance, and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

      Labour Disruptions

      Many of the Company's suppliers and service providers are unionized. Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.


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

      The majority of the Company's pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada, or the Pulp, Paper and Woodworkers of Canada unions. Collective agreements with these unions expire in April 2008. The Company believes its labour relations are good and does not anticipate labour disruptions in its operations.

13.0  OUTLOOK

      North American economic growth in 2005 is expected to continue, although at a slightly slower pace than 2004. As well, Canadian paper producers continue to manage their businesses around the negative effects of rising energy and fibre costs, and a relatively strong Canadian dollar. Consequently, additional price increases are expected for the majority of products the Company produces.

      Overall the specialty paper markets continue to maintain strength. Coated paper markets remain tight due to strike induced supply shortages and growth in end use magazines and catalogues. The Company has secured the recently announced coated price increase for both spot and contract business, with the increase for the latter being implemented over the next several months. At this time, a further price increase in the second half of 2005 appears likely. The Company intends to focus on more profitable grades and customers in order to maximize this product's profitability.

      Demand for uncoated groundwood grades such as SC and MF high-brightness paper remains strong, particularly in the Western U.S., relative to the same period last year. All of the Company's uncoated groundwood grades have price increases announced for effect in the second quarter. As directory paper is primarily sold via annual contracts, for the most part prices should mirror those for the first quarter. With demand expected to increase 3-5% in 2005, spot prices are expected to continue their recent growth, increasing the prospects of stronger 2006 contract prices. For kraft paper, market conditions reflect mixed activity and the Company expects prices to remain stable.

      Newsprint consumption continues to be a concern. Current quarter newsprint statistics showed total U.S. consumption and demand are down 4.6% and 7.3%, respectively, year over year. The US$35 price increase announced for effect on March 1, 2005, was deferred to April 1, 2005. Rising costs for energy and fibre along with a strong Canadian dollar are placing significant upward pressure on newsprint pricing. North American capacity is expected to decline by 2.3% in 2005, offsetting falling demand and maintaining high machine operating rates. The Company remains confident that it is well positioned to address either further demand reductions, or a recovery in the newsprint market due to its ability to switch grades.

      Market pulp demand is expected to remain stable in North America offsetting weakness in Asia and Western Europe. Steady North American pulp demand is expected to continue as a result of growth in printing and writing demand and indefinite hardwood kraft closures at integrated mills. After rising modestly in the first quarter, NBSK prices are expected to remain stable in the North American sector, but suffer short-term erosion in the major offshore markets. Hardwood pulp prices are expected to increase in the short-term, further closing the price gap with NBSK until additional supply comes on stream, most likely in the third quarter of 2005.

      The Company's pulp product earnings were negatively impacted in the first quarter due to the completion of a significant portion of its annual planned maintenance. The second quarter's results will include the balance of the annual pulp mill maintenance work, and the majority of annual maintenance on the paper mills.

      The Company's 2005 performance improvement program is expected to drive further cost reductions, efficiency improvements and new product development in an effort to mitigate the negative impacts of rising input costs and the strength of the Canadian dollar.

      Primarily as a result of the idling of the Port Alberni No.3 paper machine, the Company has modified its 2005 capital plan. Capital expenditures are now expected to be between $100 and $110 million for the year. At the end of the first quarter, the Company has spent $11.4 million, and expects the remaining spending to be more heavily focused in the second half of the year.

14.0  DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

      The Company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors. The Board of Directors have read, and ultimately approved this MD&A. The Board of Directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls through discussions with management.

      Internal Controls

      During the quarter, the U.S. Securities and Exchange Commission extended its Sarbanes-Oxley Act Section 404 ("Section 404") compliance dates for foreign private issuers. The Company is now expected to comply with this regulation by the end of its fiscal year ended December 31, 2006, one year later than previously announced. The Company does not expect to materially alter its approach to complying with Section 404. To that end, it has substantially completed the documentation phase of this project during the quarter, and has now begun to move into the testing phase of the project.

      The Canadian Securities Administrators have proposed internal control attestation regulations similar to Section 404, and the Company expects to comply with the proposed regulations if they are enacted.

15.0  OUTSTANDING SHARE DATA

      At April 27, 2005, the Company had 214,604,120 common shares issued and outstanding.

      Additional information about the Company including the 2004 Annual Information Form is available on the Company's website www.norskecanada.com, or the Canadian Securities Administrator's electronic filing website www.sedar.com.



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